THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 22, 2010

The undersigned shareholder of Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated September 21, 2010, and hereby appoints the Chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on October 22, 2010 at 3:30 p.m., local time, at Executive Boardroom, Business Center, Level 7, Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. Tianqiao Chen	6. Kai Zhao
2. Danian Chen	7. Qunzhao Tan
3. Qianqian Luo	8. Grace Wu
4. Jingsheng Huang
5. Chengyu Xiong

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this
proxy card back as soon as possible.

? ? DETACH PROXY CARD HERE ?

Mark, Sign, Date and Return	?
This Proxy Card Promptly	Votes must be indicated
Using the Enclosed Envelope. This Proxy Card must be received prior to 5:00 p.m. (New York time) on October 14, 2010	(x) in Black or Blue ink.

PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN
1. Tianqiao Chen	☐	☐	☐
2. Danian Chen	☐	☐	☐
3. Qianqian Luo	☐	☐	☐
4. Jisheng Huang	☐	☐	☐
5. Chengyu Xiong	☐	☐	☐
6. Kai Zhao	☐	☐	☐
7. Qunzhao Tan	☐	☐	☐
8. Grace Wu	☐	☐	☐

To change your address, please mark this box.?? ☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on September 14, 2010. In the case of a Corporation, this Proxy Card must be executed by a duly authorized Officer or Attorney.

Share Owner sign here	Co-Owner sign here
Date: